Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and for the nine months ended September 30, 2016 combine the historical consolidated statements of operations of Patterson-UTI and SSE, giving effect to the merger as if it had occurred on January 1, 2015. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 combines the historical condensed consolidated balance sheets of Patterson-UTI and SSE, giving effect to the merger as if it had occurred on September 30, 2016. The historical condensed consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with the:

•	separate historical financial statements of Patterson-UTI as of and for the year ended December 31, 2015 and the related notes included in Patterson-UTI’s Annual Report on Form 10-K for the year ended December 31, 2015, which are incorporated by reference into this Current Report on Form 8-K;

•	separate historical financial statements of SSE as of and for the year ended December 31, 2015 and the related notes included in SSE’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2015, which are incorporated by reference into this Current Report on Form 8-K;

•	separate historical financial statements of Patterson-UTI as of and for the nine months ended September 30, 2016 and for the seven months ended July 31, 2016 and the related notes included in Patterson-UTI’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, which are incorporated by reference into this Current Report on Form 8-K; and

•	separate historical financial statements of SSE as of and for the two months ended September 30, 2016 and for the seven months ended July 31, 2016 and the related notes included in SSE’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, which are incorporated by reference into this Current Report on Form 8-K;

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. Such pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, and the regulations of the SEC. All material transactions between Patterson-UTI and SSE during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. Patterson-UTI will be considered the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of Patterson-UTI and SSE, or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

PATTERSON-UTI ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2016

(in thousands)

	Patterson- UTI	SSE	Reclass Adjustments		Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$36,972	$23,004					$59,976
Accounts receivable, net	146,013	109,328					255,341
Federal and state income taxes receivable	3,838	—					3,838
Inventory	19,851	11,303	(8,284	) A			22,870
Deferred tax assets, net	34,897	—			680	B	35,577
Other	38,722	14,547	3,700	A			56,969

Total current assets	280,293	158,182	(4,584)		680		434,571
Property and equipment, net	3,511,740	791,463	4,584	A	175,306	C	4,483,093
Goodwill	86,234	—			683,434	D	769,668
Intangibles, net	3,643	—			41,860	E	45,503
Deposits on equipment purchases	17,700	—					17,700
Note receivable	—	20,827					20,827
Other	9,263	2,481			(1,194	) F	10,550

Total assets	$3,908,873	$972,953	$—		$900,086		$5,781,912

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$236,391	$64,271			$16,590	G	$354,723
					35,161	H
					2,310	I
Current portion of long-term debt	—	5,000			(5,000	) J	—

Total current liabilities	236,391	69,271	—		49,061		354,723
Borrowings under revolving credit facility	15,000	—			382,022	J	397,022
Other long-term debt	598,351	423,347			(423,347	) J	598,351
Deferred tax liabilities, net	724,564				(37,948	) B	749,091
					62,475	K
Other	10,441	1,875					12,316

Total liabilities	1,584,747	494,493	—		32,263		2,111,503

Stockholders’ equity:
Common stock	1,036,683	514,988			(514,988	) L	2,399,556
					1,362,873	M
Retained earnings	2,197,424	(36,528)			36,528	L	2,180,834
					(16,590	) G
Accumulated other comprehensive income (loss)	675	—					675
Treasury stock, at cost	(910,656)	—					(910,656)

Total stockholders’ equity	2,324,126	478,460	—		867,823		3,670,409

Total liabilities and stockholders’ equity	$3,908,873	$972,953	$—		$900,086		$5,781,912

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

PATTERSON-UTI ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2015

(in thousands, except per share amounts)

	Patterson- UTI	SSE Predecessor	Reclass Adjustments		Pro Forma Adjustments		Pro Forma Combined
Operating revenues:
Contract drilling	$1,153,892	$436,404					$1,590,296
Pressure pumping	712,454	575,495					1,287,949
Oilfield rentals	—	76,587					76,587
Oilfield trucking	—	42,739					42,739
Oil and natural gas	24,931	—					24,931
Other	—	19	(19	) AA			—

Total operating revenues	1,891,277	1,131,244	(19)		—		3,022,502

Operating costs and expenses:
Contract drilling	608,848	231,544					840,392
Pressure pumping	612,021	494,554	(954	) BB			1,083,718
			(21,903	) CC
Oilfield rentals	—	68,317					68,317
Oilfield trucking	—	54,674					54,674
Oil and natural gas	11,500	—					11,500
Other	—	6,781	(5,137	) DD			1,644
Depreciation, depletion, amortization and impairment	864,759	314,053	21,903	CC	(335,956	) EE	1,021,432
					32,970	FF
					123,703	GG
Impairment of goodwill	124,561	27,434					151,995
Selling, general and administrative	74,913	112,141	954	BB			193,145
			5,137	DD
Loss on sale of a business	—	35,027					35,027
Other operating expense, net	1,647	14,656					16,303

Total operating costs and expenses	2,298,249	1,359,181	—		(179,283)		3,478,147

Operating (loss) income	(406,972)	(227,937)	(19)		179,283		(455,645)

Other income (expense):
Interest income	964	—					964
Interest expense, net of amount capitalized	(36,475)	(99,267)			99,267	HH	(46,386)
					(9,911	) II
Other	34	13,185	19	AA			13,238

Total other income (expense)	(35,477)	(86,082)	19		89,356		(32,184)

(Loss) income before income taxes	(442,449)	(314,019)	—		268,639		(487,829)

Income tax (benefit) expense	(147,963)	(92,628)	—		94,024	JJ	(146,567)

Net (loss) income	$(294,486)	$(221,391)	$—		$174,615		$(341,262)

Net loss per common share:
Basic and Diluted	$(2.00)	$(4.42)					$(1.75)

Weighted average number of common shares outstanding:
Basic and Diluted	145,416	50,096			(537)		194,975	KK

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

PATTERSON-UTI ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2016

(in thousands, except per share amounts)

	Patterson- UTI	SSE Successor 2 months	SSE Predecessor 7 months	Reclass Adjustments		Pro Forma Adjustments		Pro Forma Combined
Operating revenues:
Contract drilling	$407,578	$42,969	$154,794			$—		$605,341
Pressure pumping	248,428	30,540	160,723			—		439,691
Oilfield Rentals	—	6,147	18,402			—		24,549
Oil and natural gas	12,973	—	—			—		12,973

Total operating revenues	668,979	79,656	333,919	—		—		1,082,554

Operating costs and expenses:
Contract drilling	219,218	18,836	57,573					295,627
Pressure pumping	234,580	38,724	158,569	(654	) BB			421,862
				(9,357	) CC
Oilfield Rentals	—	5,688	20,172					25,860
Other	—	380	700					1,080
Oil and natural gas	5,586	—	—					5,586
Depreciation, depletion, amortization and impairment	511,209	31,208	168,541	9,357	CC	(209,106	) EE	607,337
						3,351	FF
						92,777	GG
Selling, general and administrative	51,671	16,601	66,667	654	BB			135,593
Other operating (income) expense, net	(10,285)	(798)	848					(10,235)

Total operating costs and expenses	1,011,979	110,639	473,070	—		(112,978)		1,482,710

Operating (loss) income	(343,000)	(30,983)	(139,151)	—		112,978		(400,156)

Other income (expense):
Interest income	273	—	—	—				273
Interest expense, net of amount capitalized	(31,722)	(6,185)	(48,116)			54,301	HH	(40,566)
						(8,844	) II
Other	52	640	(27,574)					(26,882)

Total other income (expense)	(31,397)	(5,545)	(75,690)	—		45,457		(67,175)

(Loss) income before income taxes	(374,397)	(36,528)	(214,841)	—		158,435		(467,331)

Income tax (benefit) expense	(133,885)	—	(59,131)	—		55,452	JJ	(137,564)

Net (loss) income	$(240,512)	$(36,528)	$(155,710)	$—		$102,983		$(329,767)

Net loss per common share:
Basic and Diluted	$(1.65)	$(1.66)	$(2.84)					$(1.69)

Weighted average number of common shares outstanding:
Basic and Diluted	146,014	22,041	54,832			(27,314)		195,573	KK

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

PATTERSON-UTI ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Transaction

On December 12, 2016, Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seventy Seven Energy Inc., a Delaware corporation (“SSE”), and Pyramid Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Patterson-UTI (“Merger Sub”), pursuant to which Patterson-UTI will acquire SSE in exchange for newly issued shares of Patterson-UTI common stock, par value $0.01 per share (“Patterson-UTI Common Stock”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into SSE, with SSE continuing as the surviving entity and a wholly owned subsidiary of Patterson-UTI (the “Merger”).

Under the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of SSE common stock, other than shares owned by SSE and its wholly owned subsidiaries, shares owned by Patterson-UTI or Merger Sub and shares for which appraisal rights held by SSE stockholders have been perfected in compliance with Section 262 of the DGCL, will be converted into the right to receive a number of shares of Patterson-UTI common stock equal to the exchange ratio. The exchange ratio will be equal to 49,559,000 shares of Patterson-UTI common stock, divided by the total number of shares of SSE common stock outstanding or deemed outstanding immediately prior to the Effective Time (which includes (i) shares of SSE common stock outstanding as a result of the exercise of warrants to acquire SSE common stock, (ii) shares of SSE common stock deemed outstanding as a result of the vesting of SSE restricted stock unit awards that existed prior to the execution of the Merger Agreement, (iii) any shares of SSE common stock subject to perfected appraisal rights, (iv) shares of SSE common stock that underlie restricted stock unit awards that SSE issues on or after the execution of the Merger Agreement and (v) 50% of any shares of SSE common stock that have been tendered to SSE on or after August 1, 2016 for the purposes of satisfying tax withholding obligations upon the vesting of SSE restricted stock unit awards); provided that, in the event that any Series A warrants to acquire shares of SSE common stock are forfeited or net settled, such 49,559,000 shares of Patterson-UTI common stock will be reduced by a number equal to (i) the aggregate exercise price for the warrants that are forfeited or net settled, divided by (ii) the volume weighted average price of a share of Patterson-UTI common stock for the ten consecutive trading days immediately preceding the third business day prior to the closing. In no event will Patterson-UTI issue more than 49,559,000 shares of its common stock as Merger consideration.

In connection with the Merger, each SSE restricted stock unit award granted prior to December 12, 2016 that is outstanding as of the Effective Time will fully vest immediately prior to the closing of the Merger and be treated as shares of SSE common stock and receive the Merger consideration in respect of each share of SSE common stock subject to the award. In addition, at the Effective Time, each SSE restricted stock unit award granted on or following December 12, 2016 will be assumed by Patterson-UTI and converted into a restricted stock unit award, with the same terms and conditions as in effect immediately prior to the Effective Time, covering a number of shares of Patterson-UTI common stock equal to (i) the number of shares of SSE common stock subject to the award immediately prior to the Effective Time, multiplied by (ii) the exchange ratio, rounded to the nearest whole share.

Note 2—Basis of Presentation

The merger is reflected in the unaudited pro forma condensed combined financial statements pursuant to the acquisition method of accounting. Under the acquisition method, the total estimated purchase price as described in Note 3 will be measured at the closing date of the merger using the market price of Patterson-UTI common stock at that time. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. The assets and liabilities of SSE have been measured at fair value based on various preliminary estimates using assumptions that Patterson-UTI management believes are reasonable utilizing information currently available. Use of different estimates and assumptions could yield materially different results. There are limitations on the type of information that can be exchanged between Patterson-UTI and SSE at this time. As such until the merger is complete, Patterson-UTI will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities of SSE as of the effective date of the merger will be allocated to goodwill. The purchase price allocation is subject to finalization of Patterson-UTI’s analysis of the fair value of the assets and liabilities of SSE as of the effective date of the merger. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final analysis of the fair value of the assets and liabilities of SSE. Such adjustments could be material.

In accordance with the SEC’s rules and regulations, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of Patterson-UTI and SSE or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Upon completion of the merger, Patterson-UTI will perform a detailed review of SSE’s accounting policies. As a result of that review, Patterson-UTI may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Upon completion of the merger, further review of SSE’s financial statements may result in revisions to SSE’s historical presentation to conform to Patterson-UTI’s presentation.

Note 3—Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of SSE.

(in thousands, except exchange ratio and per share amounts)
Equity Consideration:
Number of shares of SSE common stock outstanding as of September 30, 2016	22,280
Number of SSE “in-the-money” warrants outstanding as of September 30, 2016	3,882
Number of SSE restricted stock unit awards vesting on change of control	1,528
Number of SSE retention restricted stock unit awards	270

	27,960
Multiplied by the exchange ratio	1.7725

Patterson-UTI shares of common stock to be issued in connection with the merger	49,559
Patterson-UTI common stock share price on January 19, 2017	$27.50

Common stock equity consideration		1,362,873
Other Consideration
SSE Long-Term Debt to be repaid by Patterson-UTI		474,500

Estimate of consideration expected to be transferred(a)		$1,837,373

(a)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. The fair value of equity securities issued as part of the consideration transferred is required to be measured on the closing date of the merger at the then-current market price of Patterson-UTI common stock. This requirement will likely result in an equity component different from what has been assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material.

Assuming a $1.00 change in the market price of Patterson-UTI’s common stock, the estimated consideration transferred would increase or decrease by approximately $49.6 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill. Furthermore, based on the Patterson-UTI common stock share price on January 19, 2017, for every 10% change in the market price of Patterson-UTI’s common stock, the estimated consideration transferred would increase or decrease by approximately $136 million, which would result in a corresponding increase or decrease in goodwill.

Note 4—Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Patterson-UTI, reconciled to the estimate of consideration expected to be transferred:

(in thousands)
Book value of assets acquired at September 30, 2016	$972,953
Less: SSE liabilities acquired at September 30, 2016	(66,146)
Less: SSE deferred financing fees on loan facility not assumed by Patterson-UTI	(1,194)
Less: SSE transaction costs	(35,161)
Add: Proceeds on exercise of SSE warrants	92,478
Add: Deferred tax asset revaluation	38,628

Adjusted book value of the net assets acquired	1,001,558

Fair value adjustments to:
Fixed assets	175,306
Intangible assets	41,860
Intangible liabilities	(2,310)
Deferred tax liabilities	(62,475)
Goodwill	683,434

Total fair value adjustments	835,815

Estimate of consideration expected to be transferred	$1,837,373

The following is a discussion of the adjustments made to SSE’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements.

Fixed Assets: For purposes of these unaudited pro forma condensed combined financial statements, Patterson-UTI has estimated that the fair value adjustment to write-up fixed assets to fair value will be approximately $175 million. This estimate of fair value is preliminary and subject to change once Patterson-UTI has sufficient information as to the specific types, nature, age, condition and location of SSE’s fixed assets.

Intangible Assets and Liabilities: The fair value of identifiable intangible assets and liabilities was determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows as the primary input into either the discounted cash flow method, the relief-from-royalty method or the multi-period excess earnings method. Some of the more significant assumptions inherent in the estimation of intangible asset values include: the amount and timing of projected future cash flows, the differential between contractual cash flows and market driven cash flows, the discount rate selected to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle and various other factors. For purposes of these unaudited pro forma condensed combined financial statements, using certain high-level assumptions, the fair value of the identifiable intangible assets, their weighted average useful lives and the resulting amortization expense for the periods presented have been estimated as follows:

			Amortization Expense
	Estimated Fair Value	Weighted Average Estimated Useful Life	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
	(in thousands)	(in years)	(in thousands)	(in thousands)
Assets
Customer relationships	$4,040	7	$433	$577
Favorable drilling contracts	37,430	2	2,820	34,573
Tradename	390	3	98	130

	$41,860		3,351	35,280

Liabilities
Unfavorable drilling contracts	$2,310	1	—	(2,310)

			$3,351	$32,970

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in annual amortization expense of approximately $2.5 million, assuming an overall weighted average useful life of 1.7 years. Once Patterson-UTI has full access to the specifics of SSE’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets and (ii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and related useful lives could be impacted by a variety of factors that may become known to Patterson-UTI only upon access to the additional information and/or changes in such factors that may occur prior to the effective time of the merger.

Deferred Tax Liabilities: As of the effective date of the merger, adjustments will be made for deferred taxes as part of the accounting for the acquisition. These adjustments reflect the estimated deferred tax liability impact of the acquisition on the pro forma condensed combined balance sheet, primarily relating to estimated fair value adjustments for acquired fixed assets and intangible assets. For purposes of these unaudited pro forma condensed combined financial statements, deferred taxes are provided at the 35% U.S. federal statutory income tax rate.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

Note 5—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	Reclassification made to SSE’s historical balance sheet to conform to Patterson-UTI presentation. Patterson-UTI limits the inventory line item to items for sale and as such drilling supplies are treated as other current assets and fixed assets not yet in service are treated as property and equipment as opposed to SSE presentation.

(B)	To record value to the deferred tax assets of SSE that Patterson-UTI will be able to benefit from as Patterson-UTI does not require a valuation allowance against its deferred tax assets. The non-current portion of the deferred tax asset has been shown as a contra liability as the pro forma entity has an overall non-current deferred tax liability.

(C)	To adjust for the estimated differences between the carrying value and fair value of SSE’s fixed assets. See Note 4 for further details.

(D)	To record the estimated goodwill created as a result of this transaction. See Note 4 for further details.

(E)	To record the estimated fair value of identifiable intangible assets. See Note 4 for further details.

(F)	To remove SSE deferred financing costs on a lending facility not assumed by Patterson-UTI.

(G)	Reflects an estimate of Patterson-UTI’s transaction related costs. Transaction costs related to the merger with SSE, including advisory, legal fees, retention and severance payments. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact.

(H)	Reflects an estimate of SSE’s merger-related transaction costs, including advisory and legal fees as well as amounts relating to employee benefits such as change in control payments and restricted stock unit vesting. These amounts will be expensed by SSE as incurred and, while not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact, they are reflected as a retained earnings adjustment on the pro forma balance sheet.

(I)	To record the estimated fair value of identifiable intangible liabilities for unfavorable drilling contracts.

(J)	To record the repayment of SSE long-term debt at gross value of $475 million with $92.5 million of proceeds from the exercise of SSE warrants and $382 million from borrowing on Patterson-UTI’s revolving credit facility. The difference between the gross value of the SSE long-term debt and the fair value reflected on SSE’s September 30, 2016 balance sheet increased goodwill.

(K)	Represents the estimated deferred tax liability related to the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below:

Establish deferred tax liabilities (assets) for the following (in thousands):

Identified intangible assets	$41,860
Identified intangible liabilities	(2,310)
Increase in the basis of fixed assets	175,306
Write-off of SSE deferred financing fees	(1,194)
SSE transaction costs	(35,161)

178,501
U.S. federal statutory tax rate	35%

$62,475

(L)	Reflects adjustments to eliminate SSE’s historical equity balances.

(M)	To record the fair value of the equity consideration to be issued. See Note 3 for further details.

Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)	Certain reclassifications have been made to SSE’s historical statement of operations for the year ended December 31, 2015 to conform to SSE’s presentation income for the nine months ended September 30, 2016, which is consistent with Patterson-UTI’s presentation. In 2015, SSE reported rent income in operating revenue as opposed to other income.

(BB)	Certain reclassifications have been made to SSE’s historical statement of operations to conform with Patterson-UTI’s presentation. SSE’s historical statement of operations includes certain selling expenses in operating costs whereas Patterson-UTI reports certain selling expenses in selling, general and administrative line item in the statement of operations.

(CC)	Certain reclassifications have been made to SSE’s historical statement of operations to conform with Patterson-UTI’s presentation. Fluid ends, an integral component of a frac pump unit, are expensed by SSE when placed in service. Patterson-UTI treats a fluid end as a fixed asset and depreciates over the estimated useful life. The pro forma assumes that depreciation expense approximates the amount expensed by SSE. The cost of fluid pumps expensed by SSE as an operating expense has been reclassed to depreciation expense.

(DD)	Certain reclassifications have been made to SSE’s historical statement of operations for the year ended December 31, 2015 to conform to SSE’s presentation for the nine months ended September 30, 2016, which is consistent with Patterson-UTI’s presentation. In 2015, SSE accounted for the costs to operate its supply chain function as an operating expense but in 2016 reported these expenses as general and administrative.

(EE)	To eliminate SSE’s adjusted historical depreciation and intangible asset amortization expense.

(FF)	Reflects amortization expense associated with intangible assets recorded in this transaction. See Note 4 for further details.

(GG)	Represents depreciation expense associated with the estimated fair value of SSE’s fixed assets. Depreciation was calculated by asset class over an average estimated life relevant for that class of assets. The average estimated life on an aggregate basis was approximately 8 years.

(HH)	To eliminate SSE’s historical interest expense under its previous capital structure as none of the historical debt of SSE can be assumed by Patterson-UTI in connection with the acquisition due to covenants under Patterson-UTI’s revolving credit facility.

(II)	To record the estimate of interest expense that Patterson-UTI would have incurred on the $382 million that Patterson-UTI would need to finance to complete the acquisition (See Note 5J). Interest was computed at Patterson-UTI’s applicable borrowing rate under Patterson-UTI’s revolving credit facility credit facility during the respective periods.

(JJ)	Patterson-UTI has assumed a 35% tax rate when estimating the tax impacts of the appropriate pro forma adjustments, which represents the U.S. federal statutory tax rate. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma condensed combined financial statements for a variety of reasons, including post-merger activities.

The tax impact of the pro forma adjustments has been calculated as follows ($ in thousands):

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
Elimination of SSE’s historical depreciation and amortization expense	$335,956	$209,106
Elimination of SSE’s historical interest expense	99,267	54,301
Assumed interest expense on replacement debt	(9,911)	(8,844)
Amortization expense associated with fair value SSE intangible assets	(32,970)	(3,351)
Depreciation expense associated with fair value SSE fixed assets	(123,703)	(92,777)

Pro forma reduction in expense	268,639	158,435
U.S. federal statutory tax rate	35%	35%

Tax expense relating to pro forma reduction in expenses	$94,024	$55,452

(KK)	Represents the adjusted weighted-average shares outstanding calculated as follows (in thousands):

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
Patterson-UTI weighted average historical shares outstanding	145,416	146,014
New Patterson-UTI shares of common stock to be issued	49,559	49,559

Weighted average number of diluted common shares outstanding	194,975	195,573